Exhibit 99.1

YS Biopharma to Hold an Extraordinary General Meeting on February 22, 2024 pursuant to a Shareholder Requisition to Enhance Corporate Governance

GAITHERSBURG, Md., Feb. 14, 2024 /PRNewswire/ -- YS Biopharma Co., Ltd. (Nasdaq: YS) (“YS Biopharma”), a global biopharmaceutical company dedicated to discovering, developing, manufacturing, and delivering new generations of vaccines and therapeutic biologics for infectious diseases and cancer, today announced that the Company received a requisition to convene an extraordinary general meeting (“EGM”) of the Company (the “Requisition”) from APEX Prospect Limited (the “Requisitioning Shareholder”), a registered member of the Company that holds no less than 10% of the aggregate voting power of the Company’s share capital as of February 12, 2024.

In the Requisition, the proposed meeting agenda for the EGM includes: (i) to reaffirm the appointment of each of Haitao Zhao, Henry Chen, Pierson Yue Pan, Yuntao Cui, Jin Wang, Chunyuan (Brenda) Wu as a member of the Board of Directors of the Company (the “Board”); (ii) to conduct an independent investigation of any alleged misconduct and/or illegal activities of the Company caused by or under the control of Mr. Yi Zhang, the former chairperson of the Board; (iii) to take immediate actions to strengthen the Company’s corporate governance and internal control and management as advised by counsel and other professionals; and (iv) to remove Mr. Yi Zhang from all positions with the Company and any subsidiaries of the Company, including without limitation as director, officer and/or legal representative.

The Board had reviewed the Requisition and decided to convene an EGM (the “Proposed EGM”) at 35th Floor, Two Exchange Square, 8 Connaught Place Central, Hong Kong on February 22, 2024 at 9:00 a.m. (Hong Kong time). The Board resolved to convene the Proposed EGM to consider and vote on the resolutions proposed by the Requisitioning Shareholder. A copy of the notice of the Proposed EGM posted to the Company’s website, a form of the voting proxy for the Proposed EGM and a copy of the Requisition is attached as Exhibit 99.2, Exhibit 99.3 and Exhibit 99.4, respectively, to the Current Report on Form 6-K furnished by the Company with the United States Securities and Exchange Commission today. If you wish to virtually attend the Proposed EGM, you are encouraged to contact the Company via email at YSBiopharma.IR@icrinc.com.

About YS Biopharma

YS Biopharma is a global biopharmaceutical company dedicated to discovering, developing, manufacturing, and commercializing new generations of vaccines and therapeutic biologics for infectious diseases and cancer. It has developed a proprietary PIKA® immunomodulating technology platform and a series of preventive and therapeutic biologics with a potential for improved Rabies, Coronavirus, Hepatitis B, Influenza, and Shingles vaccines. YS Biopharma operates in China, the United States, Singapore and the Philippines, and is led by a management team that combines rich local expertise and global experience in the bio-pharmaceutical industry. For more information, please visit investor.ysbiopharm.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains “forward-looking statements’’ within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding the expected growth of the Company, the development progress of all product candidates, the progress and results of all clinical trials, the Company’s ability to source and retain talent, and the cash position of the Company following the closing of the Business Combination. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on various assumptions, whether identified in this press release, and on the current expectations of YS Biopharma’s management and are not predictions of actual performance.

These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although YS Biopharma believes that it has a reasonable basis for each forward-looking statement contained in this press release, YS Biopharma cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in the documents filed by YS Biopharma from time to time with the U.S. Securities and Exchange Commission (“SEC”). These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

YS Biopharma cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the outcome of any potential litigation, government or regulatory proceedings, the sales performance of the marketed vaccine product and the clinical trial development results of the product candidates of YS Biopharma, and other risks and uncertainties, including those included under the heading “Risk Factors” in the post-effective amendment No. 2 to Form F-1 filed with the SEC on January 23, 2024 which became effective on January 25, 2024, and other filings with the SEC. There may be additional risks that YS Biopharma does not presently know or that YS Biopharma currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this press release represent the views of YS Biopharma as of the date of this press release. Subsequent events and developments may cause those views to change. However, while YS Biopharma may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of YS Biopharma as of any date subsequent to the date of this press release. Except as may be required by law, YS Biopharma does not undertake any duty to update these forward-looking statements.

Investor Relations Contact

Robin Yang

Partner, ICR, LLC

Tel: +1 (212) 537-4035

Email: YSBiopharma.IR@icrinc.com